Filed Pursuant to Rule 433

Registration Statement No. 333-159071

Relating to

Preliminary Prospectus Supplement dated January 9, 2012 to

Prospectus dated May 8, 2009

THE ALLSTATE CORPORATION

5.200% SENIOR NOTES DUE 2042

FINAL TERM SHEET

Issuer:	The Allstate Corporation
Security Type:	Senior Unsecured Fixed Rate Notes
Expected Ratings*:	A3 (Moody’s)/ A- (S&P)
Format:	SEC Registered
Trade Date:	January 9, 2012
Settlement Date:	January 11, 2012 (T+2)
Maturity Date:	January 15, 2042
Principal Amount:	$500,000,000
Price to Public:	99.608% of principal amount
Underwriting Discount:	0.875%
Coupon:	5.200%
Benchmark Treasury:	3.750% due August 15, 2041
Spread to Benchmark:	+225 basis points (2.25%)
Treasury Strike:	2.976%
Re-offer Yield:	5.226%
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2012
Record Dates:	Semi-annually on January 1 and July 1
Optional Redemption:	Make-whole call at any time at the greater of 100% or the discounted value at treasury plus 35 basis points, as described in the prospectus supplement
CUSIP/ISIN:	020002AY7 / US020002AY71
Joint Book-Runners:	J.P. Morgan Securities LLC (30.0%) Goldman, Sachs & Co. (30.0%)
Lead Manager:	Barclays Capital Inc. (10.0%)
Senior Co-Managers:

Wells Fargo Securities, LLC (7.0%)

Merrill Lynch, Pierce, Fenner & Smith Incorporated (5.0%)

Citigroup Global Markets Inc. (3.5%)

Deutsche Bank Securities Inc. (3.0%)

Morgan Stanley & Co. LLC (2.0%)

UBS Securities LLC (2.0%)

Junior Co-Managers:	Loop Capital Markets LLC (3.5%) BNY Mellon Capital Markets, LLC (1.0%) PNC Capital Markets LLC (1.0%) SunTrust Robinson Humphrey, Inc. (1.0%) U.S. Bancorp Investments, Inc. (1.0%)

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 5.200% Senior Notes due 2042 should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.